Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024

The following discussion and analysis of the results of BOS Better Online Solutions Ltd. (sometimes referred to herein as, “BOS”, the “Company”, “we”, “us” or “our’) should be read in conjunction with our interim condensed consolidated financial statements as of and for the six months ended June 30, 2025, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2024 appearing in our Annual Report on Form 20-F for the year ended December 31, 2024 and Item 5—“Operating and Financial Review and Prospects” of that Annual Report.

Forward-Looking Statements

Statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the United States Federal securities laws that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate”, “believe”, “estimate”, “expect”, “plan”, “intend”, “should”, “predict”, “potential”, “opinion” or the negative of these terms or similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, except as required by law.

Results of Operations

Revenues for the six months ended June 30, 2025 were $26.6 million, compared to $19.7 million in the six months ended June 30, 2024. The increase is mainly attributed to the Supply Chain division, with most of its revenues coming from the defense segment, which is experiencing growth momentum due to geopolitical tension in Israel and Europe and strong demand from Israel’s defense sector.

Gross profit for the six months ended June 30, 2025 amounted to $6.21 million (a gross margin of 23.4%), compared to $4.76 million (a gross margin of 24.1%) for the six months ended June 30, 2024.

Due to underperformance in the RFID segment, the Company recorded a goodwill impairment charge of $700,000 for the six months ended June 30, 2025.

Sales and marketing expenses for the six months ended June 30, 2025 were $2.54 million or 9.5% of revenues, compared to $2.21 million or 11.2% of revenues for the six months ended June 30, 2024. The decrease in sales and marketing expenses as a percentage of revenues (from 11.2% to 9.5%) reflects our ability to support higher revenue levels with our existing sales and operational infrastructure without proportional increases in staffing costs. General and administrative expenses for the six months ended June 30, 2025 were $1.1 million, compared to $0.96 million in the six months ended June 30, 2024.

Operating income in the six months ended June 30, 2025 amounted to $1.8 million, compared to $1.5 million in the six months ended June 30, 2024. Despite the significant revenue increase, operating income improved only modestly, primarily due to the goodwill impairment of $700,000.

Financial income for the six months ended June 30, 2025 was $424,000, compared to financial expenses of $262,000 in the six months ended June 30, 2024. This improvement is attributed to favorable foreign exchange differences between the Israeli NIS and the U.S. dollar and a decrease in loans.

Net income in the six months ended June 30, 2025 amounted to $2.11 million, compared to $1.24 million in the six months ended June 30, 2024. On a per share basis, the basic and diluted net income per share in the six months ended June 30, 2025 was $0.36 and $0.33, respectively, compared to $0.22 and $0.21, respectively, for the six months ended June 30, 2024.

Liquidity and Capital Resources

As of June 30, 2025, we had $971,000 in long-term bank loans, and current maturities of $278,000. Cash and cash equivalents as of June 30, 2025 amounted to $5.2 million.

The Company had positive working capital of $17.3 million as of June 30, 2025, and it is the Company’s opinion that the current working capital is sufficient for the Company’s present requirements. Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2025, our trade receivables’ and trade payables’ aging days were 108 and 64 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, and (b) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance, which we obtain.

Cash Flows

Net cash provided by operating activities for the six months ended June 30, 2025 was $1.45 million, compared to $320,000 in the same period of 2024. The increase primarily reflects higher operational profitability after eliminating a non-cash goodwill impairment charge of $700,000 recorded in the current period.

Net cash used in investing activities in the six months ended June 30, 2025 amounted to $269,000, compared to $245,000 in the six months ended June 30, 2024.

Net cash provided by financing activities in the six months ended June 30, 2025 was $497,000, attributable to the exercise of warrants and options, compared to $85,000 used in the six months ended June 30, 2024.